ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202
December 23, 2025
VIA EDGAR TRANSMISSION
Ms. Deborah O’Neil
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
Defiance Bitcoin Basis Market Neutral ETF and Defiance Ethereum Basis Market Neutral ETF (each a “Fund”)
File Nos.: 333-179562 and 811-22668
Dear Ms. O’Neil:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of each Fund as a new series of the Trust. No securities were sold in connection with the Amendment, and the Trust has determined not to proceed with the offering of this series at this time.

Post-Effective Amendment No.	Date Filed	Submission Type	Accession Number
1038	9/16/2025	485APOS	0000894189-25-006986
1058	11/28/2025	485BXT	0000894189-25-016210
If you have any additional questions or require further information, please do not hesitate to contact me at noellenadia.filali@usbank.com.
Sincerely,
/s/ Noelle-Nadia A. Filali
Noelle-Nadia A. Filali
Assistant Secretary